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                             October 5, 2020

       David Koos
       Chief Executive Officer
       SYBLEU Inc.
       4700 Spring Street, Suite 304
       La Mesa, CA 91942

                                                        Re: SYBLEU Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed September 21,
2020
                                                            File No. 333-248059

       Dear Mr. Koos:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form S-1 filed September 21, 2020

       Prospectus Summary, page 6

   1. We note your response to comment 6 and re-issue in part. Please update your disclosure to describe what type of
patent protection you anticipate seeking (composition of matter, use or process) and whether
you anticipate owning the patent application or licensing it from a third party.
       Risk Factors
       No approval has been granted by the FDA for the marketing and sale of the Cell Transplant IP, page 16

   2. We note your response to comment 11 and updated disclosure and re-issue in part. Please update your disclosure
to clarify that a product candidate must be identified and
 David Koos
SYBLEU Inc.
October 5, 2020
Page 2
      preclinical testing must be completed prior to submission of an Investigational New
      Drug application (IND) to the FDA and that further, if the IND is approved by the FDA, rigorous clinical testing must be successfully completed prior to submission of a Biologic
      License Application to the FDA.
Business, page 27

3. We note your response to prior comment 13 and updated disclosure and re-issue in part.
      Please revise your initial statement that the Cell Transplant IP provides means of
      "preactivating" a cellular graft and your initial description of the benefits of preactivating a cellular graft with the Cell Transplant IP before implantation to clarify that these statements are based on management's belief.
4. We note your discussion beginning on page 29 of the studies that support your belief that the Cell Transplant IP provides a means to preactivate a cellular graft and that this preactivation would provide benefits to patients. Please update your disclosure to clarify whether a Company affiliate conducted these studies or if they were conducted by unaffiliated third parties.
Signatures, page 58

5. Please ensure that your signature page is dated concurrently with the date you file your amendment.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Tracey McKoy at 202-551-3772 or Lisa Vanjoske at 202-551-3614 if
you have questions regarding comments on the financial statements and related matters. Please contact Alan Campbell at 202-551-4224 or Chris Edwards at 202-551-6761 with any other questions.



                                                             Sincerely,
FirstName LastNameDavid Koos
                                                             Division of
Corporation Finance
Comapany NameSYBLEU Inc.
                                                             Office of Life
Sciences
October 5, 2020 Page 2
cc:       William Aul
FirstName LastName